UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Vitesse Energy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

92852X 103

(CUSIP number)

Joseph S. Steinberg

c/o Vitesse Energy, Inc.

9200 E. Mineral Avenue, Suite 200

Centennial, Colorado 80112

(Name, address and telephone number of person authorized to receive notices and communications)

January 13, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 92852X 103	13D

1	Name of Reporting Person: Joseph S. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,580,154
	8	SHARED VOTING POWER: 12,589
	9	SOLE DISPOSITIVE POWER: 2,580,154
	10	SHARED DISPOSITIVE POWER: 12,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,592,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2%
14	TYPE OF REPORTING PERSON: IN

This Statement on Schedule 13D (the “Schedule 13D”) is filed by Joseph S. Steinberg (the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Vitesse Energy, Inc., a Delaware corporation (the “Company” or “Vitesse”).

Item 1.	Security and Issuer.

The Schedule 13D provides information on the Reporting Person’s beneficial ownership of Common Stock of the Company. The address of the Company’s principal executive offices is 9200 E. Mineral Avenue, Suite 200, Centennial, Colorado 80112.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Joseph S. Steinberg.

(b)	The business address of the Reporting Person is c/o Vitesse Energy, Inc., 9200 E. Mineral Avenue, Suite 200, Centennial, Colorado 80112.

(c)	The Reporting Person’s principal occupation is Chairman of the Board of Directors of Jefferies Financial Group Inc. (“Jefferies”).

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was acquired by the Reporting Person as a dividend from Jefferies, in Jefferies’ spin-off of its then-subsidiary Vitesse, completed January 13, 2023. The Reporting Person paid no consideration for the shares of Common Stock received in the spin-off.

Item 4.	Purpose of Transaction.

The responses to Items 3 and 5(a) and (b) are incorporated by reference. The Reporting Person may, in the future, from time to time explore the feasibility of (including through discussions with the Company) acquiring or disposing of, and may acquire or dispose of, shares of the Company’s Common Stock in private transactions (including transactions with the Company or its affiliates), open market transactions or otherwise, subject to and depending, as appropriate, upon availability at prices deemed favorable by the Reporting Person. The Reporting Person may also receive awards of stock options, restricted stock, restricted stock units or other awards that could result in acquisitions of shares of Common Stock, as compensation for service as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) and (b):

Because fractional shares will not be received by the Reporting Person, in reporting share numbers in this Schedule 13D it is assumed that no fractional shares will be delivered to any account. Share numbers may vary slightly from those reported based on the procedures for dealing with fractional shares of the brokers or other financial institutions that maintain share accounts of the Reporting Person.

The Reporting Person beneficially owned 2,592,743 shares of Common Stock as of January 13, 2023. At that date, the Reporting Person had sole voting and sole dispositive power over 2,580,154 shares, consisting of 287,038 shares held directly, 2,283,141 shares held by corporations wholly owned by the Reporting Person, family trusts or corporations wholly owned by family trusts, and 9,975 shares held in a charitable trust. Shares of Common Stock over which the Reporting Person may have been deemed to have shared voting and shared dispositive power were 12,589 shares held by the Reporting Person’s spouse. Based on shares of Common Stock outstanding following the spin-off at January 13, 2023, the Reporting Person beneficially owned 9.2% of the outstanding class of Common Stock.

(c)	The responses to Items 3 and 5(a) and (b) are incorporated by reference.

(d) and (e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023

/s/ Joseph S. Steinberg
Joseph S. Steinberg